Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

February 11, 2011

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Ms. Jennifer Gowetski, Esq.

Re:	American Realty Capital Healthcare Trust, Inc. Amendment No. 5 to Registration Statement on Form S-11 Filed January 28, 2011 File No. 333-169075

Dear Ms. Gowetski:

On behalf of our client, American Realty Capital Healthcare Trust, Inc. (the “Company”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter, dated February 10, 2011 (the “Comment Letter”), with respect to the registration statement on Form S-11 filed by the Company with the Commission on August 27, 2010 (No. 333-169075), as amended (the “Registration Statement”).

Certain of the Staff’s comments call for explanation of, or supplemental information as to, various matters relating to disclosures provided in the Registration Statement.  Responses to these comments have been provided by the Company to us and are set forth in this letter or in Amendment No. 6 to the Registration Statement (“Amendment No. 6”).  Amendment No. 6 has been filed by the Company today.  In addition, we will provide under separate cover certain items requested in this Comment Letter.

The Company’s responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter.  Please note that these following responses address only comments 1 – 4 of the Comment Letter.  The remainder of the comments in the comment letter relate to sales literature and will be responded to supplementally.  For the convenience of the Staff, each of comments 1 – 4 of  the Comment Letter is restated in bold italics prior to the Company’s response.  Capitalized terms used but not defined in this letter shall have the meanings given to such terms in Amendment No. 6.  All page number references in the Company’s responses are to page numbers in Amendment No. 6.

Prospectus Summary, page 1

What conflicts of interest will your advisor or its affiliates face?, page 7

1.
We note your revised disclosure on page 90 of the registration statement.  Please identify the six senior partners that “collectively own a controlling interest in the dealer manager and the sponsors and/or co-sponsors of the American Realty Capital

Sponsored investment programs” in the chart.  Please make similar revisions to page 96.

We advise the Staff that five senior members (not six senior partners), all of which are executive officers of the Company, collectively indirectly own interests in the dealer manager and the sponsors or co-sponsors of the American Realty Capital sponsored investment programs.  The reference to six senior partners was a typo.  Footnotes 2 and 6 to the organizational charts on pages 8 and 96 and the text on page 96 have been revised to make this change and to disclose the identity of all five senior members.

What are the fees that you will pay to the advisor ...?, page 9

2.
We note your response to comment 1 of our letter dated January 25, 2011.  We note that you intend to include acquisition fees and expenses, non-cash restricted stock grant amortization, and impairments in determining FFO.  Please explain briefly what you mean when you state these items are deducted in calculating FFO.  With respect to your defined term “FFO,” please revise to clarify that you are not using FFO in your use of “FFO, as adjusted.” Please make similar revisions to pages 81 and 114.

We advise the Staff that pages 12, 18 and 114 have been revised to clarify that FFO, as adjusted, adds back acquisition fees and related expenses, non-cash restricted stock grant amortization and impairments of real estate related investments, if any.  These items are excluded in calculating FFO (which begins with the definition of net income as computed in accordance with GAAP).  The Company adds these items back in calculating FFO, as adjusted, for the reasons discussed on page 114.

Additionally, the disclosure on page 114 has been revised to clarify that FFO is defined by the National Association of Real Estate Investment Trusts as net income computed in accordance with GAAP, excluding gains (or losses) from sales of property, plus depreciation and amortization and after adjustments for unconsolidated partnerships and joint ventures.

Pages 12, 81 and 114 also have been revised to disclose that “FFO, as adjusted, is not the same as FFO.”

Management, page 60

3.
We note your disclosure on page 90 that six senior partners “share responsibility for overseeing key management functions, including general management, investing, asset management, financial reporting, legal and accounting activities, marketing strategy and investor relations.” Please provide disclosure regarding the experience and background of each of the six senior partners or advise.  Please refer to Item 401(c) of Regulation S-K.

We advise the Staff that, as noted in response to comment 1 above, the reference to “six senior partners” has been revised to refer to “five senior members, all of which are [the Company’s] executive officers.”  Disclosure regarding the experience and background of each of these individuals is included in the “Management” section of the prospectus on pages 63 – 66.

Exhibit 8.1

4.	Please have counsel provide an updated opinion that it is based on the executed Articles of Amendment and Restatement or advise.

We advise the Staff that an updated tax opinion based on the executed Articles of Amendment and Restatement has been issued and filed as Exhibit 8.1.

We thank you for your prompt attention to this letter responding to the Comment Letter and look forward to hearing from you at your earliest convenience.  Please direct any questions concerning this response to the undersigned at (212) 969-3445 or (212) 969-3135.

Yours truly,

/s/ Peter M. Fass
Peter M. Fass, Esq.

/s/ James P. Gerkis
James P. Gerkis, Esq.